Coyote Hills Golf, Inc.
711 N. 81st Place
Mesa, Arizona 85207

November 23, 2009

To:	James Allegretto
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Coyote Hills Golf, Inc. (the “Registrant”)
Amendment 2 to Item 4.01 on Form 8-K
Filed October 19, 2009
File No.: 333-145088

Dear Mr. Allegretto:

The following are the Registrant’s responses and revisions to its filing, pursuant to your letter dated October 22, 2009:

Amendment No. 2 to Item 4.01 Form 8-K Filed October 19, 2009

1.
We note your disclosure that your Board of Directors approved the dismissal of Moore & Associates, Chartered.  Since we view the dismissal of one accountant and the engagement of another accountant as two separate events, please disclose whether the decision to engage De Joya Griffith & Company was also recommended or approved by your Board of Directors.  Refer to paragraph (a)(1)(iii) of Item 304 of Regulation S-K.

The report on Form 8-K has been revised to disclose that the Board of Directors of the Registrant approved the engagement of De Joya Griffith & Company, LLC on July 20, 2009, as follows:

On July 20, 2009, the Board of Directors of the Registrant approved the engagement of, and the Registrant did on such same date engage, De Joya Griffith & Company, LLC…

Thank you for your expedient and diligent review of this file.  If any further questions or comments should arise, feel free to contact Wendy E. Miller, Esq., corporate counsel, at (949) 400-8913.

Sincerely,

/s/ Mitch Powers

Mitch Powers
President
Coyote Hills Golf, Inc.